NOVUS ROBOTICS INC.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7
telephone (905) 672-7669

October 10, 2012

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Russell Mancuso, Branch Chief David Burton Jay Webb Joseph McCann

Re:	Novus Robotics Inc. Amendment No. 2 to Form 8-K Filed August 20, 2012 Form 10-Q for Fiscal Quarter Ended June 30, 2012 Filed August 14, 2012 File No. 000-53006

To Whom It May Concern:

On behalf of Novus Robotics, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated September 4, 2012 (the “SEC Letter”) regarding Amendment No. 2 to the Current Report on Form 8-K (the “Current Report”).

Share Exchange Agreement, page 2

1.           In accordance with the staff's comment, please be advised that the Current Report has been revised to reflect the differences between the parties regarding the Stock Purchase Agreement, the subsequent Rescission Agreement and the resulting Share Exchange Agreement. The purpose of the payable balance is also reflected.

Securities and Exchange Commission
Page Two
October 10, 2012

2.           Please be advised that the Current Report has been revised to disclose that Section 3.11 of the Share Exchange Agreement has not been complied with regarding assignment of the convertible notes and that the parties do not believe it material.

Description of Business Operations, page 4

3.           In accordance with the staff's comments, please be advised that the additional disclosure has been retained and that the paragraphs have been revised to reflect that the Company is in the business of designing and developing "automated" tube bending machines and their respective parts. We believe the misunderstanding centered around the word "automotive" instead of "automated".

4.           In accordance with the staff's comments, please be advised that the Current Report has been revised to provide additional disclosure on third-party supplied products and how the Company uses in its operations.

Products, page 5

5.           In accordance with the staff’s comments, please be advised that the Current Report has been revised to provide support for the statement regarding competitive pricing.

Marketing, page 6

6.           In accordance with the staff’s comments, please be advised that the Current Report has been revised to provide the requested disclosure regarding: (i) material terms of purchase orders; (ii) reconciliation of dollar amounts of purchase orders; and (iii) attaching purchase orders as exhibits.

Risk Factors, page 8

7.           In accordance with the staff's comments, please be advised that a risk factor has been added regarding the Company's non-compliance with Section 14(c) of the Securities Exchange Act of 1934, as amended.

Securities and Exchange Commission
Page Three
October 10, 2012

Management's Discussion and Analysis and Plan of Operations, page 15

Results of Operation, page 15

8.           In accordance with the staff's comments, please be advised that the disclosure has been revised for further discuss the requirements reflected in Item 303.

9.           Please be advised that the Company is undergoing review of its Quarterly Report for the six month period ended June 30, 2012 filed with the Securities and Exchange Commission on August 14, 2012 and for the three month period ended March 31, 2012 filed with the Securities and Exchange Commission on August 17, 2012.

Liquidity and Capital Resources, page 17

10.           In accordance with the staff's comment, please be advised that the Current Report has been revised to address the process of being accepted as a global prototype supplier, when the Company started the process, its status within the process and the consequences of being accepted. The Current Report has also been revised to include discussion regarding growth rate and level of business necessary to achieve the projections.

Security Ownership, page 18

11.           In accordance with the staff's comments, please be advised that the beneficial ownership table has been revised accordingly.

12.           Please be advised that none of the officers or directors or greater than 5% owner have filed disclosure under Section 16 since they are not U.S. citizens. The shareholders listed in the beneficial ownership table in the Annual Report on Form 10-K for fiscal year ended May 31, 2011 were parties to the Rescission Agreement, i.e, David Wallance, Capital Sense Limited and Altino Ltd. We have confirmed that Gibraltar Global Securities, a prior shareholder of record of 20,000,000 shares of common stock, and Catapilco Holdings, a prior shareholder of record of 5,000,000 shares of common stock, which were previously listed in the beneficial ownership table in the Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 13, 2011 are no longer shareholders of record. This is confirmed by receipt of a shareholders' list from the transfer agent dated as of October 1, 2012.

Securities and Exchange Commission
Page Four
October 10, 2012

Executive Officers and Directors, page 19

13.           In accordance with the staff's comments, please be advised that the disclosure has been revised to emphasize that the prior respective experience, qualifications and skills of members of the Board of Directors and executive officer provides the requisite skills necessary to serve on a board of directors of a public company.

Certain Relationships and Related Transactions, page 22

14.           In accordance with the staff's comments, please be advised that the Current Report has been revised to reflect the threshold of applicable transactions to be disclosed and includes the description of the $500,000 shareholder advance.

15.           In accordance with the staff's comments, please be advised that the $500,000 shareholder advance has not been memoralized in a promissory note. Disclosure regarding the loan has been added.

Description of Securities, pate 22

16.           In accordance with the staff's comments, please be advised that we have further reviewed the Jumpstart our Business Startups Act and determined that since the Company's registration statement on Form SB-2 was filed and went effective December 27, 2007, the Company is not considered an emerging growth company.  Such disclosure has been made accordingly.

Capital Stock Issued and Outstanding, page 23

17.           In accordance with the staff’s comments, please be advised that the Current Report has been revised accordingly to include conversion features of settlement agreements. The settlement agreements have been added as exhibits and further disclosure has been added.

Description of Common Stock, page 23

18.           In accordance with the staff's comments, please be advised that the 80% figure has been reconciled (we did not read correctly because of legibility of the copies) and further disclosure regarding Articles SEVENTH has been included.

Securities and Exchange Commission
Page Five
October 10, 2012

Creation of Series B Preferred Stock, page 25

19.           Please be advised that the conversion rights regarding the Series B preferred stock have been disclosed.

Market Price and Dividends, page 26

21.           In accordance with the staff's request, please be advised that the Current Report has been revised to reflect that management deems the Company a shell corporation as described in Rule 144(i)(1)(i) based upon a filing by prior management of a current report on Form 8-K on December 15, 2008.

Exhibit 99.1

D&R Technologies Inc. Financial Statements

Notes to Consolidated Financial Statements, page F-6

Note 6. Income Taxes, page F-10

21.           In accordance with the staff's request, please be advised that Note 6 has been revised accordingly and the estimated amount and nature of each significant reconciling item has further been disclosed.

Exhibits

22.           In accordance with the staff's comments, please be advised that the Current Report has been revised to add the Stock Purchase Agreement and the Rescission Agreement as exhibits.

23.           In accordance with the staff's comments, please be advised that the Current Report has been revised to include the original lease as an exhibit.

24.           Please be advised that all agreements have been signed by all parties.

Securities and Exchange Commission
Page Six
October 10, 2012

25.           In accordance with the staff's comments, the Current Report incorporates by reference the complete version of the Company's articles of incorporation and all amendments thereto as filed with the Securities and Exchange Commission on July 20, 2012.

Form 10-Q For Fiscal Quarter Ended June 30, 2012

Please be advised that the Form 10-Q is currently undergoing review with regards to the comments and will be filed separately within three days from the filing of the amended Current Report.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Novus Robotics Inc.

By:	/s/ Dino Paolucci
President//Chief Executive Officer